STATION CASINOS, INC.
2411 West Sahara Avenue
Las Vegas, Nevada 89102

VIA EDGAR

June 12, 2006

United States Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Re:          Station Casinos, Inc.

                Registration Statement on Form S-3ASR

                Filed June 6, 2006

                File No. 333-134798

Ladies and Gentlemen:

                Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), Station Casinos, Inc. (the “Company”) hereby applies for the withdrawal of the above-referenced Registration Statement with all exhibits thereto.  No securities were sold in connection with the Registration Statement.

                The Company is withdrawing the Registration Statement because forms of trust indentures were not filed as exhibits to the Registration Statement at the time of the Registration Statement’s effectiveness, as required by the Securities and Exchange Commission’s (the “Commission”) automatic shelf procedure.  Under the Trust Indenture Act of 1939, an indenture covering securities to be sold pursuant to a registration statement may only be qualified when that registration statement becomes effective, and not at the time of any post-effective amendment to that registration statement.  As a result of this omission, an indenture covering debt securities of the Company to be sold under the Registration Statement would not be qualified under the Trust Indenture Act of 1939.

                Accordingly, the Company hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

                The Company intends to refile a replacement registration statement on Form S-3ASR with the appropriate exhibits.

                Please contact the Company’s outside counsel, Kenneth J. Baronsky, at (213) 892-4333 if you have any questions regarding this request for withdrawal.

Sincerely,

Station Casinos, Inc.

By:	/s/ Glenn C. Christenson
Glenn C. Christenson
Executive Vice President, Chief Financial Officer, Chief Administrative Officer and Treasurer